UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
⌧ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

Madre Tierra Mining Ltd.
(Exact name of issuer as specified in its charter)

British Columbia, Canada	n/a
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Madre Tierra Mining Ltd., 1321 Blanshard Street, Suite 301, Victoria, British Columbia, Canada V8W 0B6
 (Full mailing address of principal executive offices)

(855) 501-1334
(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our Form 1-A filed on September 10, 2021. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2021 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2021.

Operating Results

Revenues

The Company has not yet generated any revenues. The Company is in the exploration and development stage and has not started production.

Operating Expenses

Our operating expenses consist primarily of consulting and management fees, professional fees, and general and administrative fees. Our consulting and management fees were $65,352 for the six-month period ended June 30, 2021 compared to $7,367 for May 7, 2020 to June 30, 2020. Professional fees were $35,915 for the six-month period ending June 30, 2021 compared to $0 for May 7, 2020 to June 30, 2020. Professional fees consist of legal and accounting fees. Our general and administrative expenses were $47,348 for the six months ended June 30, 2021, compared to $0 for the period May 7, 2020 to June 30, 2020. General and administrative expenses consist primarily of personnel, professional fees, and travel and office expenses.

Net Loss

Our net loss was $138,567 for the six months ended June 30, 2021, compared to a net loss of $7,367 for the period May 7, 2020 to June 30, 2020.

The following summarizes the results of our operations for the six-month period ending June 30, 2021 as compared to the six-month period ending June 30, 2020:

Liquidity and Capital Resources

To date, we have generated no cash from operations and have incurred negative cash flows from operating activities. All costs in connection with our formation, development, legal services and support have been funded by the October 1, 2020 non-brokered private placement.

As of June 30, 2021, the Company had a cash and cash equivalents balance of $84,879 to settle current liabilities of $201,260. The Company does not have sufficient liquidity to meet current obligations, it will be necessary to secure additional equity or debt funding.

Our future expenditures and capital requirements will depend on numerous factors, including the success of its offering of securities and the progress of our research and development efforts. We filed a Tier 2 exempt offering (the “Offering”) pursuant to Regulation A under the Securities Act of 1933, as amended (the “Securities Act”). The Offering was qualified by the Securities and Exchange Commission on September 7, 2021.

We believe that if we raise $50,000,000 (the “Maximum Amount”) in the Offering, we will have sufficient capital to finance our operations for at least the next 24 months. However, if we do not sell the Maximum Amount or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. We do not have any track record for self-underwritten Regulation A offerings, and there can be no assurance that we will raise the Maximum Amount or any other amount. Further, we expect that after such 24-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities. However, no assurances can be made that we will be successful in obtaining additional equity or debt financing, or that ultimately, we will achieve profitable operations and positive cash flow.

Our future expenditures and capital requirements will depend on numerous factors, including the success of our Offering and the progress of our research and development efforts.

Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required.

The Company incurred a loss of $138,567 for the six months ended June 30, 2021 and as at June 30, 2021 had an accumulated deficit of $1,293,590 and a working capital deficiency of $116,073 as at June 30, 2021.

The Company requires equity capital and/or financing for working capital and exploration and development of its properties as well as to repay its trade payables. As a result of continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and financing to repay its current obligations, finance its exploration and development activities, and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will obtain the necessary financing in order to pay its trade payables, finance its exploration and development activities or to attain profitable levels of operations.

During the period from May 7, 2020 (inception) through June 30, 2021, we have incurred cumulative net losses of $1,293,590. Currently, we intend to finance our operations through equity.

The Company does not generate any cash on its own. We have funded operations exclusively from the October 2020 non-brokered private placement.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations.

These circumstances raise substantial doubt on our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time.

Contractual Obligations, Commitments and Contingencies

The Company is party to certain management contracts. These contracts require payments of approximately $131,000 to officers of the Company upon the occurrence of a change in control of the Company, as such term is defined by each respective management agreement. The Company is also committed to payments upon termination of approximately $65,500 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Trend Information

Because we are still in the development phase and have yet to commence construction followed by operations, we are unable to identify any recent trends in revenue or expenses. Thus, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Semi-Annual Report to not be indicative of future operating results or financial condition.

Our 12-month plan is to raise additional capital to support the development of our El Carlinita mining project.

ITEM 2.        OTHER INFORMATION

None.

ITEM 3.        FINANCIAL STATEMENTS

MADRE TIERRA MINING LTD.
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the SIX MONTHS Ended JUNE 30, 2021
(Expressed in United States Dollars)

Notice of No Auditor Review of the Condensed Consolidated Interim Financial Statements

The accompanying condensed interim consolidated financial statements of  Madre Tierra Mining Ltd. (the “Company”) have been prepared by management and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review or an audit of these condensed interim consolidated financial statements.

Madre Tierra Mining Ltd. Consolidated Interim Statement of Financial Position (Expressed in United States Dollars)	As at
	As at June 30, 2021	December 31, 2020
ASSETS	(Unaudited)
Current assets
Cash	$84,879	$122,974
Accrued interest receivable	58	32
Prepaid expenses	250	822
Total assets	$85,187	$123,828
LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities (note 8)	$201,260	$101,334
Total liabilities	201,260	101,334

Equity
Share capital (note 6)	1,188,201	1,188,201
Deficit	(1,293,590)	(1,159,352)
Equity attributable to owners of the Company	(105,389)	28,849
Non-controlling interest	(10,684)	(6,355)
Total equity (deficiency)	(116,073)	22,494
Total liabilities and equity	$85,187	$123,828
Nature of operations and going concern (note 1) Commitment and contingencies (note 9) Subsequent events (note 10)

Approved on behalf of the Board:
“Joel Freudman” Director
“Sasha Kaplun” Director

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Madre Tierra Mining Ltd. Consolidated Interim Statement of Loss and Comprehensive Loss (Expressed in United States Dollars) (Unaudited)
	For the six months ended June 30, 2021	Period from incorporation on May 7, 2020 to June 30, 2020
Operating expenses
Consulting and management fees (note 8)	$65,352	$7,367
Professional fees	35,915	-
General and administrative expenses	47,348	-
Exploration expenses	-	-
(Gain) on foreign exchange	(10,048)	-
Interest (income)	-	-

Net loss and comprehensive loss for the period	$138,567	$7,367

Net loss and comprehensive loss attributable to:
Equity holders	$134,238	$7,367
Non-controlling interest	4,329	-
Net loss and comprehensive loss for the period	$138,567	$7,367
Basic and diluted net loss per share attributable to equity holders	$(0.00)	$(0.00)
Weighted average number of common shares outstanding – basic and diluted	70,000,000	10,590,000

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Madre Tierra Mining Ltd.
  Consolidated Interim Statement of Changes in Equity (Deficiency)
  (Expressed in United States Dollars)
(Unaudited)

	Attributable to owners of the Company
	Number of Shares	Share capital	Deficit	Total	Non-controlling interest	Total equity (deficiency)
Balance, May 7, 2020 (Incorporation)	-	$-	$-	$-	$-	$-
Common shares issued (note 6)	70,000,000	1,188,201	-	1,188,201	-	1,188,201
Net loss for the period	-	-	(1,159,352)	(1,159,352)	(6,355)	(1,165,707)
Balance, December 31, 2020	70,000,000	$1,188,201	$(1,159,352)	$28,849	$(6,355)	$22,494
Net loss for the period	-	-	(134,238)	(134,238)	(4,329)	(138,567)
Balance, June 30, 2021	70,000,000	$1,188,201	$(1,293,590)	$(105,389)	$(10,684)	$(116,073)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Interim Statement of Cash Flows (Expressed in United States Dollars) (Unaudited)
	For the six months ended June 30, 2021	From period from incorporation on May 7, 2020 to June 30, 2020
Operating activities
Net loss	$(138,567)	$(7,367)
Changes in non-cash working capital
Accrued interest receivable	(26)	-
Prepaid expense	572	(28,000)
Amounts payable and accrued liabilities	99,926	7,366
Net cash used in operating activities	(38,095)	(28,001)

Financing activities
Proceeds from share issuance	-	28,001
Net cash provided by financing activities	-	28,001

Net change in cash	$(38,095)	$-
Cash, beginning of period	122,974	-
Cash, end of period	$84,879	$-

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Madre Tierra Mining Ltd.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2021
(Expressed in United States Dollars)
(Unaudited)

1.	Nature of operations and going concern

Madre Tierra Mining Ltd. (the “Company” or “Madre Tierra”) was incorporated under the laws of the Province of British Columbia, Canada by Articles of Incorporation, dated May 7, 2020. The Company was formed to engage in gold exploration and mining in Colombia and elsewhere in South America. The address of the Company’s corporate office and principal place of business is 1321 Blanshard Street, Suite 301, Victoria, British Columbia.

The consolidated financial statements reflect the financial position and results of operations of the Company and its 90% owned Columbian subsidiary Madre Tierra Mining S.A.S.  All intercompany transactions and balances have been eliminated on consolidation.

These condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Realization values may be substantially different from carrying values as shown and the financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

The Company’s future viability depends upon the acquisition and financing of mineral exploration or other projects. If the mineral projects are to be successful, additional funds will be required for development and, if warranted, to place them into commercial production. The sources of future funds presently available to the Company is through the issuance of common shares. The ability of the Company to arrange such financing will depend, in part, on prevailing market conditions as well as the business performance of the Company. These events and conditions indicate the existence of a material uncertainty that may cast substantial doubt on the Company's ability to continue as a going concern. There can be no assurance that the Company will be successful in its efforts to arrange the necessary financing, if needed, on terms satisfactory to the Company. If additional financing is arranged through the issuance of shares, control of the Company may change, and shareholders may suffer significant dilution.

The Company does not have any operating assets that generate revenues and incurred a net loss of $138,567 during the six months ended June 30, 2021. As of June 30, 2021, the Company had a working capital deficiency of $116,073. These conditions indicate the existence of material uncertainties which cast substantial doubt about the Company’s ability to continue as a going concern.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse police health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company as of September 29, 2021.

Madre Tierra Mining Ltd.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2021
(Expressed in United States Dollars)
(Unaudited)

2. Basis of presentation and compliance

Statement of compliance
These condensed consolidated interim financial statements are in compliance with IAS 34, Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2020.

Significant accounting policies
These unaudited condensed consolidated interim financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2020.

3.           Capital risk management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence, safeguard the Company’s ability to support the exploration and development of its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of equity and debt obligations, net of cash.

The Company’s objective in managing capital is to maintain adequate levels of funding to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its mineral property interests and to maintain a flexible capital structure which will optimize the costs of capital at an acceptable risk.

The Company plans to manage its capital structure in a manner that provides sufficient funding for operational activities through funds primarily secured through equity capital obtained in private placements. There can be no assurances that the Company will be able to continue raising capital in this manner.

Although the Company has raised funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions for junior mineral exploration companies. The Company makes adjustments to its management of capital in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its costs of capital while maintaining an acceptable level of risk.

There are no restrictions on the Company’s capital and there were no changes in the Company's approach to capital management during the six months ended June 30, 2021.

Madre Tierra Mining Ltd.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2021
(Expressed in United States Dollars)
(Unaudited)

4.	Financial instruments and risk management

Fair value

Fair value is the amount at which a financial instrument could be exchanged between willing parties based on current markets for instruments with the same risk, principal, and remaining maturity. Fair value estimates are based on present value and other valuation techniques using rates that reflect those that the Company could currently obtain, on the market, for financial instruments with similar terms, conditions, and maturities.

The Company classifies the fair value of the financial instruments according to the following hierarchy based on the observable inputs used to value the instrument:

♦	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
♦	Level 2 – Inputs other than quoted prices included in Level 1 that are observable, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
♦	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Company determined that the carrying values of its short-term financial assets and liabilities approximate the corresponding fair values because of the relatively short periods to maturity of these instruments and the low credit risk.
Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur financial loss. The Company’s primary exposure to credit risk is on its cash and other receivable. Cash is held with the same financial institution giving rise to a concentration of credit risk. This risk is managed by using a major Canadian bank that is high credit quality financial institution as determined by rating agencies.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company has operations in Colombia. The Company incurs expenditures in Canadian dollars and Colombian pesos. The greatest risk is the exchange rate of the US dollar relative to the Colombian peso. The Company has not hedged its exposure to currency fluctuations.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Liquidity risk is considered high.

Madre Tierra Mining Ltd.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2021
(Expressed in United States Dollars)
(Unaudited)

5.	Mining rights

The Company holds one mining licence, located in Colombia. The mining rights expire on July 20, 2039. In order to maintain the licence in good standing the Company must pay annual licence fees of approximately $532.

Effective June 10, 2020, the Company, through MTM Sub, acquired the mining license (the “Mining Licence”), which comprises the Madre Tierra Project, from Ivan Yesid Galvis Chacon and Pablo Cesar Murcia Rodriguez (collectively, the “Vendors”). In Exchange for the Mining Licence, the Company (i) paid the Vendors COP$80,000,000 (approximately $22,222), (ii) paid COP$11,593,657 (approximately $3,221) to the ANM and Colombian government for past due fees and taxes, (iii) paid COP$33,117,700 (approximately $9,200) to settle certain debts of the Vendors related to the Mining Licence; and (iv) granted the Vendors a 10% equity interest in MTM Sub.

In connection with the acquisition of the Mining Licence, the Company, pursuant to a finder’s fee agreement dated May 15, 2020, engaged Grupo Andino de Inversiones LLC (“Grupo Andino”) to identify potential mining licences and acquisition targets in Colombia and to assist the Company with the completion of any acquisition of such assets. Grupo Andino identified the Mining Licence for the Company and facilitated the acquisition thereof by the Company from the Vendors. As consideration for Grupo Andino’s services, the Company agreed to pay Grupo Andino (i) $500,000 on or before June 29, 2021 (not completed), subject to the Company completing an equity or debt financing of a minimum of $2,000,000; and (ii) $500,000 upon the Company commencing a mineral exploration drill program on any mining license in Columbia within 18 months of the acquisition date. As the payment terms are contingent on certain triggering events that have not taken place, no amounts have been paid or accrued in connection with this agreement. The Company is in discussions with Grupo Andino with respect to the potential amendment of the terms of this agreement.

Effective July 30, 2020, the Company, through MTM Sub, acquired the Commercialization Licence from the MCIT. Pursuant to the Commercialization License, MTM Sub is permitted to purchase raw gold from private licensed miners in Colombia and sell such raw gold to gold refineries in Colombia and internationally. The Company paid COP$160,000,000 (approximately $44,445) to the MCIT to acquire the Commercialization Licence.

In connection with the acquisition of the Commercialization Licence, the Company, pursuant to a finder’s fee agreement dated May 15, 2020, engaged Quantum Energy & Gas LLC (“Quantum”) to assist the Company in soliciting the Commercialization Licence, including assisting the Company with the preparation of all materials required for the application and advising the Company on governmental relations related to the solicitation of the Commercialization Licence. As consideration for Quantum’s services, the Company agreed to pay Quantum (i) $500,000 on or before June 29, 2021 (not completed), subject to the Company completing an equity or debt financing of a minimum of $3,000,000; and (ii) $500,000 upon the Company commencing the commercial sale of gold pursuant to the Commercialization Licence within 18 months of the acquisition date. . As the payment terms are contingent on certain triggering events that have not taken place, no amounts have been paid or accrued in connection with this agreement. The Company is in discussions with Quantum with respect to the potential amendment of the terms of this agreement.

Madre Tierra Mining Ltd.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2021
(Expressed in United States Dollars)
(Unaudited)

6.	Share capital

a)	Authorized share capital

Authorized share capital consists of an unlimited number of common shares without par value.

b)	Common shares issued
	Number of common shares	Amount
Balance, May 7, 2020	-	$-
Issuance of common stock (i)	10,590,000	1
Issuance of common stock (ii)	11,814,900	236,298
Issuance of common stock (iii)	47,595,100	951,902

Balance, December 31, 2020 and June 30, 2021	70,000,000	$1,188,201

(i)
On May 7, 2020, the Company issued 10,590,000 common shares, at a price of $0.0000001 per common shares for gross proceeds of $1. The Company retained certain repurchase rights such that if certain milestones are not met the Company may reacquire the common shares at their issue price.

(ii)	On October 1, 2020, the Company completed a non-brokered private placement with the issuance of 11,814,000 common shares, at a price of $0.02 per common share, for gross proceeds of $236,298.
(iii)
On October 1, 2020, the Company issued 47,595,100 common shares to consultants and an officer of the Company at a price of $0.02 per share for the value of $951,902 in payment for the value of their consulting services invoiced to the Company.

c)	Warrants

On May 7, 2020, the Company granted 7,000,000 founder warrants of the Company with an exercise price of $0.05 per common share. The fair market value of the warrants was estimated to be $Nil using the Black Scholes option pricing model based on the following assumptions: risk-free rate of 0.35%, estimated current stock price of $Nil based on the common share issue price on May 7, 2020, expected volatility of 100%, based on comparable companies, an estimated life of 5 years and an expected dividend yield of 0%. A total of 3,500,000 warrants with a value of $nil were granted to the directors and officers of the Company. The Company retains certain repurchase rights such that if certain milestones are not met the Company may reacquire the warrants at their issue price ($Nil).

On exercise, each warrant allows the holder to purchase one common share of the Company. The changes in warrants outstanding are as follows:
	Number of warrants	Weighted average exercise price
Warrants outstanding, May 7, 2020	-	$-
Warrants issued	7,000,000	0.05
Warrants outstanding, December 31, 2020 and June 30, 2021	7,000,000	$0.05

Details of warrants outstanding as of June 30, 2021 are as follows:
Weighted average exercise price	Weighted average contractual life	Number of warrants outstanding
$0.05	4.10 years	7,000,000

Madre Tierra Mining Ltd.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2021
(Expressed in United States Dollars)
(Unaudited)

6. Share capital (continued)

  d)   Stock options

The Company has a stock option plan whereby it may grant options for the purchase of common shares to any director, consultant, employee or officer of the Company or its subsidiaries.  The aggregate number of shares that may be issuable pursuant to options granted under the Company’s stock option plan will not exceed 10% of the issued common shares of the Company at the date of grant.  The options are non-transferable and non-assignable and may be granted for a term not exceeding five years.  The exercise price of the options will be determined by the board at the time of grant, but in the event that the shares are traded on any stock exchange (the “Exchange”), may not be less than the closing price of the shares on the Exchange on the trading date immediately preceding the date of grant, subject to all applicable regulatory requirements.

Information relating to share options outstanding as of June 30, 2021 is as follows:

The changes in options are as follows:
	Number of options	Weighted average exercise price
Options outstanding, May 7, 2020	-	$-
Options granted	7,000,000	0.05
Options outstanding, December 31, 2020 and June 30, 2021	7,000,000	$0.05
Options exercisable, December 31, 2020 and June 30, 2021	7,000,000	$0.05

Details of options outstanding as at June 30, 2021 are as follows:

Weighted average exercise price	Number of options outstanding	Weighted average contractual life	Number of options exercisable	Weighted average contractual life
$0.05	7,000,000	4.10 years	7,000,000	4.10 years

On May 7, 2020, the Company granted 7,000,000 stock options to directors, officers and consultants which are exercisable for a period of five years from the date of the grant at an exercise price of $0.05 per common share. The options vested immediately. The estimated fair value of the options at the grant date was $Nil using the Black-Scholes option pricing model based on the following assumptions: expected dividend yield of 0%; estimated share price of $Nil based on the common share issue price on May 7, 2020; expected volatility of 100%; risk-free interest rate of 0.35%; and an expected average life of 5 years. Of the 7,000,000 options granted, 6,000,000 options with a value of $Nil were granted to the directors and officers of the Company. The Company retains certain repurchase rights such that if certain milestones are not met the Company may reacquire the options at their issue price ($Nil).

Madre Tierra Mining Ltd.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2021
(Expressed in United States Dollars)
(Unaudited)

7.	Loss per share

For the six months ended June 30, 2021, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders of $138,567 and the weighted average number of common shares outstanding of 70,000,000.

8.	Related party transactions

In addition to their contracted fees, directors and officers also participate in the Company’s stock option program. Certain executive officers are subject to termination notices of twenty-four months and change of control contingent provisions (Note 9).

	For the six months ended June 30, 2021	Period from incorporation on May 7, 2020 to June 30, 2020
Directors & officers’ compensation	$65,352	$7,367

Included in the amounts payable and accrued liabilities as at June 30, 2021 is (1) $104,884 owed to Gestaltqualitat Inc. for consulting services to the Company in the capacity of Chief Executive Officer (Sasha Kaplun is an officer and director of the Company and is also a director and officer of Gestaltqualitat Inc.) and (2) $33,886 owed to Robert Harrison for management services to the Company in the capacity of Chief Financial Officer. These amounts are non-interest bearing, unsecured and due on demand.

On May 7, 2020, the Company issued 3,500,000 common shares to directors and officers of the Company at price of $0.0000001 per common share.

Madre Tierra Mining Ltd.
Notes to Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2021
(Expressed in United States Dollars)
(Unaudited)

9.	Commitments and contingencies

The Company is party to certain management contracts. Currently, these contracts require payments of approximately CAD $162,000 ($131,000) to be made upon the occurrence of a change in control to the officers of the Company, The Company is also committed to a payment upon termination of approximately CAD$81,000 ($65,500) pursuant to the term of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

On September 23, 2020, the Company signed a broker-dealer agreement with Dalmore Group LLC (“Dalmore”). To provide operation and compliance services. The Company shall pay a fee equal to 3% on the aggregate amount of funds raised by Dalmore from investors in Washington, Arizona, Texas, Alabama, North Dakota, Florida, and New Jersey. There is also a one-time advance set up fee of $5,000. Additionally, the Company has engaged Dalmore as a consultant to provide ongoing general consulting services relating to the Offering and shall pay a one-time consulting fee of $50,000 which is due and payable after FINRA issues a No Objection Letter and the Offering Circular is qualified by the Securities and Exchange Commission. The agreement is also subject of a 60-day written termination notice by either the Company or Dalmore.

Certain finder’s fee agreements contain contingent payments be made under certain circumstances. See note 5.

The Company’s exploration activities are subject to various federal, state, provincial, and international laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

From time to time, the Company may be named as a party to claims or involved in proceedings in the ordinary course of its operations. While the outcome of any such matters may not be estimable, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to net income (loss) in that period.

10.	Subsequent events

 Offering and Broker Dealer Arrangement

Madre Tierra is offering up to 57,142,857 (the “Maximum Offering”) units (the “Units”) of the Company to be sold in the offering (the “Offering”). Each Unit is comprised of one common share and one-half of one Common Share purchase warrant  to purchase one additional Common Share  at an exercise price of $0.75 per Warrant Share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the Warrant. The Units are being offered at a purchase price of $0.50 per Unit. Madre Tierra is selling the Units through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933. There is no assurance of any number of units being subscribed pursuant to the Offering.

ITEM 4.        EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Description
2.1	Articles of Incorporation (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on February 12, 2021)
3.1	Form of Outstanding Warrant (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A filed on February 12, 2021)
3.2	Form of Warrant for Warrant Shares (incorporated by reference to Exhibit 3.2 to the Offering Statement on Form 1-A filed on March 29, 2021)
6.1	The Mining License (translation) (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on March 29, 2021)
6.2	Broker-Dealer Services Agreement with The Dalmore Group (incorporated by reference to Exhibit 6.2 to the Offering Statement on Form 1-A filed on February 12, 2021)
6.3	Form of Options Issuance (incorporated by reference to Exhibit 6.3 to the Offering Statement on Form 1-A filed on February 12, 2021)
6.4	Sasha Kaplun Consulting Agreement (incorporated by reference to Exhibit 6.4 to the Offering Statement on Form 1-A filed on February 12, 2021)
6.5	Robert Harrison Consulting Agreement (incorporated by reference to Exhibit 6.5 to the Offering Statement on Form 1-A filed on February 12, 2021)
6.6	Commercialization License (translation) (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on March 29, 2021)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Madre Tierra Mining Ltd.

/s/ Sasha Kaplun
Chief Executive Officer Date: November 23, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Sasha Kaplun
Chief Executive Officer and Director

Date: November 23, 2021

/s/ Robert Harrison
Robert Harrison, Principal Financial Officer, Principal Accounting Officer

Date: November 23, 2021